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E. William Bates, II
Direct Dial: 212-556-2240
Direct Fax: 212-556-2222
wbates@kslaw.com

October 21, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director Division of Corporation Finance Telephone Number: (202) 551-3367 Facsimile Number: (703) 813-6986

Re:	Sprint Nextel Corporation Amendment No. 1 to the Registration Statement on Form S-4 Filed October 7, 2009 File No. 333-161710
Ladies and Gentlemen:
     On behalf of Sprint Nextel Corporation (“Sprint Nextel”), we are delivering with this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), the following:
•	Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-4 (File No. 333-161710) (the “Registration Statement”), together with exhibits thereto (which is also being transmitted by EDGAR), which includes a prospectus of Sprint Nextel and a proxy statement of Virgin Mobile USA, Inc. (“Virgin Mobile USA”); and

•	the Amendment, without exhibits, marked to show changes from Amendment No. 1 to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on October 7, 2009.
     Sprint Nextel has received the Staff’s comments relating to the Registration Statement contained in the Staff’s letter of October 15, 2009 (the “Comment Letter”). In accordance with the Staff’s request, this letter includes each of the Staff’s comments from the Comment Letter and Sprint Nextel’s response to each of the Staff’s comments. Unless otherwise noted, the page

Securities and Exchange Commission

references included in our responses are to the Amendment and terms used herein have the meanings assigned to them in the Registration Statement.
     Staff’s Comment 1: We note your response to comment 12 from our letter dated September 30, 2009. We also note your statement that Company’s X’s revised offer of $4.75 per share of Class A common stock represented “the upper end of the range it had offered on June 1, 2009.” As the range provided by Company X on June 1, 2009 was $4.27 to $5.00, please revise this statement to indicate that the revised offer price represented the upper “half” of the range it had previously offered.
     Response: In response to the Staff’s comment, we have revised our disclosure on page 41 under the heading “The Merger — Background of the Merger” to indicate that Company X’s revised offer price represented the upper “half” of the range it had previously offered.
     Staff’s Comment 2: We note your response to comment 40 from our letter dated September 30, 2009. Please note that general disclaimers regarding the accuracy and completeness of disclosure may not be sufficient when you are aware of material contradictory information. Therefore, please revise your disclosure to include a clear statement of the company’s disclosure obligations with respect to material contradictory information. In addition, please remove the clause that states that the representations, warranties and covenants in the agreements may be qualified by reference to confidential disclosures. The company’s obligation to consider whether additional disclosure is necessary in order to make the statements made not misleading applies to the representations, warranties and covenants as contained in the agreement filed as an exhibit to the registration statement.
     In general, cautionary language should be limited to statements of fact. Please either specifically identify which representations and warranties apply a standard of materiality in a way that is different from what may be viewed as material to investors or under federal securities laws or delete such reference. Furthermore, please also revise the disclaimer to remove any potential implication that the information in the agreement does not constitute public disclosure under the federal securities laws. In this regard, we note your statement that investors should not rely on the information in the representations, warranties and covenants as characterizations of the actual state of fact or conditions of the companies.
     Response: In response to the Staff’s comment, we have revised our disclosure on page 35 under the heading “The Merger Agreement” to delete the general disclaimer regarding the accuracy and completeness of the disclosure. We advise the Staff that Sprint Nextel believes that all material information regarding the merger agreement has been included in the Registration Statement.

Securities and Exchange Commission

     We trust that the foregoing is responsive to the Staff’s comments. Should you have any additional questions or comments, please do not hesitate to contact the undersigned at (212) 556-2240 or Adam M. Freiman at (212) 556-2264.
     Thank you for your assistance.
Very truly yours,
/s/ E. William Bates, II
E. William Bates, II

cc:	Ms. Jessica Plowgian Mr. Paul Fischer United States Securities and Exchange Commission

Mr. Charles R. Wunsch Mr. Douglas L. Lunenfeld Mr. Stefan K. Schnopp Ms. Shana C. Smith Sprint Nextel Corporation

Mr. Peter Lurie Virgin Mobile USA, Inc.

Mr. Alan M. Klein Simpson Thacher & Bartlett LLP